20/20 GeneSystems, Inc.

9430 Key West Ave.

Rockville, MD 20850

December 31, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Ronald (Ron) Alper

Re:	20/20 GeneSystems, Inc.
Amendment No. 2 to Preliminary Offering Statement on Form 1-A
Filed November 26, 2019
File No. 024-11056

Dear Sir:

We hereby submit the responses of 20/20 GeneSystems, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated December 11, 2019, providing the Staff’s comments with respect to the Company’s Amendment No. 2 to Offering Statement on Form 1-A (as amended, the “Offering Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 2 to Preliminary Offering Statement on Form 1-A

Exhibits

1.	We note the subscription agreement includes a fee shifting provision in Section 9. Please expand your disclosure to specify the types of actions subject to fee shifting and whether the provision is intended to apply to claims under the federal securities laws. Please also disclose whether purchasers of shares in a secondary transaction would be subject to these provisions. Please also clarify the level of recovery required by the plaintiff to avoid payment. Lastly, please specify who is subject to the provision and who is allowed to recover under the provision. Please include risk factor disclosure regarding the risk that the fee shifting provision could discourage shareholder lawsuits that might otherwise benefit the company and its shareholders.

Response: We have revised the subscription agreement to remove the fee shifting provision contained in Section 9.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (240) 453-6339 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

20/20 GeneSystems, Inc.

By:	/s/ Jonathan Cohen
Jonathan Cohen
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.